

iNCEPTION

Enhanced Potential Holdings, Inc.

Our Mission

The mission of Enhanced Potential Holdings, Inc. is to provide financial and management resources for several businesses that help individuals enhance their potential and overcome physical and emotional limitations.

Background Information

In 2018, Enhanced Potential Holdings, Inc. was created to:

- Build another Inception mental health gym facility in downtown Detroit

- Establish an online retail store

- Create an educational platform that informs the public on various mental health wellness topics

- Provide corporate mental health and wellness programs

- Create a state-of-the art wellness scheduling, marketing and communication software platform

- Provide franchising opportunities to expand the Inception model

- Provide financial resources and support to the Inception-Farmington Hills facility

The Market

The U.S. wellness industry has grown from $1 to $4 billion dollars in the past five years. With more and more people seeking ways to improve their mental and physical health, this is a prime time to become a leader in the mental health and wellness arena.

The U.S. wellness industry has grown from $1 to $4 billion dollars in the past five years.

Our Competitive Advantage

The business opportunities outlined below are an expansion of the Inception Farmington Hills model which is the only one of its kind because of the unique combination of research-based modalities, and philosophy of being the first "mental health gym." In addition, the management team has the knowledge, experience and expertise to move the Inception model forward in many different directions.

Financial Projections

Overall, the intention is for each separate business to provide between **$500,000- $10 million** in revenue within a three-year time frame. See details under the Financial Section of the Business Plan.



Business Overview

Enhanced Potential Holdings, Inc. obtains capital to establish/support various wellness enterprises and is responsible for managing those resources effectively to maximize shareholder profits as follows:


INCEPTION



1 **Inception-Farmington Hills, LLC,**

31410 Northwestern Highway, Suite G, Farmington Hills, MI 48334 is a flagship state-of-the art, 3,500 square foot facility established in 2016 with several cutting-edge mental health and wellness modalities with a proven business model based on 13 years of experience.

At Inception men, women and children have been helped to relieve symptoms from stress, anxiety, depression, ADHD trauma, and chronic pain. Mental and physical functionality is improved from completing a designed Inception program utilizing the research-based modalities that work individually and synergistically as outlined below:

NeurOptimal (brain training)



NeurOptimal neurofeedback also known as brain training, started back in the 1960s and was created based on premise that when we experience a stressful event our brain goes into a stress pattern to help us survive also known fight/flight or freeze. However, our brain may stay stuck in that pattern and we may start to have symptoms of inability to sleep, anxiety, depression, irritability, lack of concentration, etc. In the 1990s, Drs. Sue and Valdean Brown, created NeurOptimal, an advanced neurofeedback system with years of research that works with your brain as well as the central nervous system in real time to quickly and safely deliver impressive results to address stress and symptoms from ADHD, addiction, anxiety-depression, Post-Traumatic Brain Disorder (PTSD) sleep disorder and traumatic brain injury (TBI).

Floatation Therapy



Floatation Therapy is a zero-gravity experience that enables the mind and body to truly and thoroughly rest. Also known as Restricted Environmental Stimulus Therapy (REST), floatation therapy reduces all outside stimuli and is achieved using a solution of Epsom salts and water maintained at body temperature. A person experiences perfect rest and weightlessness while in a float room. We are one of the first to re-introduce Floatation therapy to the Metro Detroit area.

The Magnesphere™ system



The Magnesphere™ system is a whole-body immersion system that uses very precise, extremely low level electromagnetic fields (EMF) that "enhances feelings of relaxation" to address chronic stress, which is thought to play a key role in many different diseases or conditions. The Magnesphere™ system offers clients relaxation that involve healing   energy from magnetic stimulation to help them cope.

Halo Therapy (Salt Box)

Halo Therapy (Salt Box) also known as salt therapy is a holistic method that reproduces the natural micro climate of a salt cave by dispersing saline aerosol of high concentration   in a room. The dry salt aerosol in the room plays an important role in the relief of health   problems and is used for patients with respiratory problems and skin conditions.

SunLighten Infra-Red Sauna Therapy

SunLighten Infra-Red Sauna Therapy is another modality used to relax and reduce stress. According to many health professionals such as New York Times best-selling author and fitness expert Jorge Cruise, the more stressed you are, the more cortisol your body produces. Scientific evidence shows that infrared sauna therapy helps the body maintain healthy levels of cortisol. In addition, Sunlighten saunas have been clinically shown to reduce both systolic and diastolic blood pressure with regular use.



2 **New Downtown Detroit Inception Mental Health Gym and Headquarters (2019 Proposed Building Date)**

For the past decade, downtown Detroit, Michigan has witnessed a rebirth through private sector investments, including an expected $150 million commitment from JP Morgan Chase by 2019. In addition, at least twelve additional new projects are expected to be completed by 2023. Because of this revitalization, thousands of newcomers will work and live in downtown Detroit. In addition, there are already hundreds of medical professionals working in the Detroit Medical Center (DMC) and Henry Ford Health System as well as basketball, baseball and football athletes frequenting the three sports arenas.

Thus, this is an opportune time to duplicate the Inception-Farmington Hills model and build another start-of-the-art mental health gym and headquarters in downtown Detroit to address the stress levels of the growing population in that area. This facility will feature our proven unique combination of advanced technologies and modalities to combat stressful work and life styles.



3 **On-Line Mental Health and Wellness Educational Platform (2019 Proposed Launch Date)**
According to a 2016 federal survey, nearly half of all Americans over the age of 12 take prescription pain relievers, tranquilizers, sedatives or stimulants and 16 percent of the time those drugs are misused by nearly 19 million Americans.
Thus, the public is lagging in the knowledge of how to feel better with alternative health and wellness products/services. To address this issue, we will increase the awareness by educating the public on various stress and trauma related topics that promote mental and physical well-being through an on-line educational platform as well as ongoing podcasts, webinars, etc.

4 **On-Line Merchandise Sales (2019 Proposed Launch Date)**
At Inception-Farmington Hills, clients frequently inquire if we have wellness products they can purchase. Because of this demand, we will introduce and private label several retail products to the public such as vitamins and minerals, essential oils and diffusers and other wellness technologies. When franchising is introduced in 2021, franchisees will have an opportunity to be involved in online merchandising as well.

5 **Corporate Mental Health and Wellness Programs (2020 Proposed Launch Date)** - Along with an emotional toll, prolonged job-related stress can drastically affect a worker's physical health. If left unchecked, job stress may contribute to health problems such as high blood pressure, heart disease, obesity and diabetes leading to low productivity and/or increased absenteeism. We have an unprecedented opportunity to bring our "relaxation station," which utilizes the NeurOptimal (brain training) neurofeedback mobile unit to the workplace throughout the metro-Detroit area to reduce stress levels and promote healthier employees. Therefore, 30-minute brain training sessions will be provided on-site to workers before/ after work and during lunch breaks.



6 Franchising (2021 Proposed Launch Date)
We will offer the Inception model as a proven concept through franchising to reach passionate mind-body enthusiasts that want to bring this opportunity to their communities nationwide. With its unique combination of mental health and wellness modalities, the Inception model will provide health conscious entrepreneurs an opportunity to provide premium services while being supported by the Franchisor.

7 Online wellness scheduling, marketing and communication software platform (2021 Proposed Launch Date)
Currently, Inception-Farmington Hills utilizes eight different software platforms for scheduling, marketing automation, communications and more. David McCullar's work experience with various software and expertise in the technology field led him to realize that the downside of so many software platforms is they don't communicate with one another and are expensive, costing over $9,500 a year. To address this issue, we will create a cost-effective business automation software that eliminates the need to interact with eight different software platforms by incorporating the best features into one software program.



U.S. has increased between $1 to $4 billion each year

The Market

For the past five years, the health and wellness industry in the U.S. has increased between $1 to $4 billion each year. Globally, a Wellness Institute Study reports the "3.4 trillion global wellness market is now three times larger than the worldwide pharmaceutical industry."

Hence, the market is vast because of the culturally diverse health conscious men, women and children, aged 2-100, seeking the ultimate experience in relaxation and significant relief from stress causing emotional and physical challenges. Our modalities provide a wholistic, synergistic approach that helps improve the mental and physical well-being of the entire family and people from all walks of life.



Competitive Advantage

Competitive Advantage
With the Inception Farmington-Hills office, we have already established a brick and mortar state-of -the-art 21st Century Mental Health Gym that is a springboard to the other business opportunities. No other business establishment has our philosophy and our unique modalities in one location. In addition, we have over 13 years of experience in the alternative health and wellness arena as business owners and have invested time to understand what methods work the best to achieve optimal results.

Competitive Challenges

More float centers across the country are beginning to include a variety of wellness modalities. To become a leader in the mental health and wellness field and impact more people, capital is needed to strengthen the foundation already laid and to build the business enterprises outlined in this business plan within the next three years. Threats will be minimized by patenting and/or trademarking the brand and on-line software platforms.



Operations Overview – Enhanced Potential

Year 2019

Provide capital for trademarking and branding the Inception concept.
New Downtown Detroit Inception Mental Health Gym and Headquarters – Provide capital to build the new downtown location, oversee and manage the building project. Also, provide capital for marketing and daily operations as required.

On-Line Mental Health and Wellness Educational Platform - Provide the finances to create and write the content, establish the on-line educational platform and market the program.

On-Line Merchandise Sales – Provide the capital to build the on-line merchandise platform, purchase the goods for retailing, manage and oversee the project and finances.

Inception Farmington Hills, LLC - Manage daily operations and boost the financial infrastructure to maintain and continue to build upon the foundation that is the basis for the other business opportunities.



Year 2020

Corporate Mental Health and Wellness Programs - Provide the capital for the "relaxation stations," NeurOptimal units, marketing and operational costs.

Year 2021

Franchising – Provide the financial resources to create a comprehensive franchise program, launch a marketing and sales campaign, and effectively recruit, train, and service franchisees.

Wellness scheduling, marketing and communication software platform – Provide the funds for software and website construction and trademark or patenting of the software platform. Also provide capital for marketing the new software to potential customers.

Financial Plan

New Downtown Detroit Inception Mental Health Gym and Headquarters – Total revenue for the first year of operation is projected at $1,085,915 and a net revenue of $623,753 after expenses. (See attached Pro Forma Statement)

On-Line Health and Mental Health and Wellness Educational Platform – Pro Forma Statement will be created after additional research about establishing an educational platform is completed.

On-Line Merchandise Sales – A Pro Forma Statement will be created after product research for retailing is completed.

Year 2020

Corporate Mental Health and Wellness Programs – A Pro Forma Statement will be created after further research is completed about the scope of this business opportunity.

Year 2021

Franchising – For Year One based on 100 franchisees, the projected revenue is $10,420,000 with a net revenue of $8,762,000 after expenses. (See attached Pro Forma Statement).

Wellness Scheduling, Marketing and Communication Software Platform – For Year One the projected revenue is $1,374,000 with a net revenue of $829,900 after expenses. (See attached Pro Forma Statement).



Enhanced Potential Wellness Software Three-Year Pro Forma Statement

Category	2021 (500 Clients)	2022 (1,000 Clients)	2023 (1,200 Clients)
Revenue			
70% of clients @ $199.00	$ 835,800.00	$1,671,600.00	$2,005,920.00
30% of clients@ $299.00	$ 538,200.00	$1,076,400.00	$1,291,680.00
Total Revenue	**$1,374,000.00**	**$2,748,000.00**	**$3,297,600.00**
Expenses			
Software Construction	$ 100,000.00	- 0 -	- 0 -
Payroll Expense (Includes Taxes)	$ 290,000.00	$ 540,000.00	$ 600,000.00
Marketing	$ 120,000.00	$ 120,000.00	$ 120,000.00
Legal Services	$ 31,300.00	$ 1,500.00	$ 1,500.00
Software Maintenance	- 0 -	$ 5,000.00	$ 5,000.00
Accounting Services	$ 1,500.00	$ 1,500.00	$ 1,500.00
Website Construction & Updates	$ 1,300.00	$ 500.00	$ 500.00
Total Expenses	**$ 544,100.00**	**$ 668,500.00**	**$ 728,500.00**
Gross Profit	**$ 829,900.00**	**$2,079,500.00**	**$2,569,100.00**
			-

Inception Franchising
Pro Forma Statement

Category	Year One – 2021 (100 Franchisees)	Year Two – 2022 (200 Franchisees)	Year Three 2023 (300 Franchisees)
Franchise Initial Charge ($45,000)	$4,500,000.00	$4,500,000.00	$4,500,000.00
Float Tank cost of $100,000 per facility x 10% Commission = $10,000 x 100 = $1,000,000.00	$1,000,000.00	$1,000,000.00	
Magnesphere cost of $40,000 x 10% commission = $4,000 (100 x $4,000)	$ 400,000.00	$ 400,000.00	$ 400,000.00
NeurOptimal cost of $10,000 per unit (2) x 10% commission $2,000 x 100 = $200,000	$ 200,000.00	$ 200,000.00	$ 200,000.00
Infrared Sauna cost of $6,000 per unit (2) x 10% = $1,200 x 100 franchisees = $120,000	$ 120,000.00	$ 120,000.00	$ 120,000.00
Salt Room cost of $20,000 at 10% = $2,000 x 100 = $200,000	$ 200,000.00	$ 200,000.00	$ 200,000.00
Licensee Fees 8% of the gross sales (2% goes towards marketing) based on $500,000 yearly revenue)	$4,000,000.00	$8,000,000.00	$12,000,000.00
Total Revenue	**$10,420,000.00**	**$14,420,000.00**	**$17,420,000.00**
Franchising Setup Expenses			
Strategic Planning	$ 35,000.00	--	--
Franchise Documents	$ 25,000.00	--	--
Operations Manual	$ 20,000.00	--	--
Franchise Marketing Services	$ 15,000.00	--	--
Franchise Marketing Training	$ 15,000.00	--	--
Franchise Sales Training	$ 15,000.00	--	--
General Consulting	$ 30,000.00	$ 30,000.00	$ 30,000,00
Other Expenses			
Salaries	$ 450,000.00	$ 450,000.00	$ 450,000.00
Trademarking	$ 3,000.00	--	--
Legal Fees	$ 5,000.00	$ 5,000.00	$ 5,000.00
Accounting Services	$ 5,000.00	$ 5,000.00	$ 5,000.00
Marketing Expense	$1,000,000.00	$ 1,000,000.00	$ 1,000,000.00
Administrative Costs	$ 40,000.00	$ 40,000.00	$ 40,000.00
Total Expenses	**$1,658,000.00**	**$ 1,530,000.00**	**$ 1,530,000.00**
Franchising Net Profit	**$8,762,000.00**	**$12,890,000.00**	**$15,890,000.00**

Inception Detroit
Year One Pro Forma Statement

Revenue	Amount
Floatation Therapy	$ 277,970.00
NeurOptimal (Neurofeeback)	$ 277,970.00
Magnesphere	$ 252,700.00
Product Sales	$ 100,000.00
Five Leased Office Spaces	$ 78,000.00
Infrared Services	$ 72,200.00
Halo Therapy (Salt Box)	$ 27,075.00
Total Revenue	**$1,085,915.00**
Operating Expenses	
Building Lease (Estimated at $20 per sq. foot) $8,333 per month	$ 99,996.00
Marketing/Advertising	$ 36,000.00
Utilities (Water, Energy, Telephone, Internet)	$ 20,316.00
Liability Insurance	$ 10,000.00
Miscellaneous (Salt, Paper Products, Cleaning Supplies, Towels)	$ 10,000.00
Salaries	$ 196,096.00
Payroll Tax	$ 63,014.00
Quick Books	$ 600.00
Security System	$ 1,800.00
Scheduling Software	$ 1,740.00
Technology Services	$ 9,600.00
Facility Maintenance	$ 10,000.00
Cleaning Service	$ 3,000.00
Total Expenses	**$ 462,162.00**
Net Revenue	**$ 623,753.00**